(Edison International letterhead)

October 9, 2009

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Dear Mr. Owings:

This letter is submitted on behalf of Edison International in response to comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the
Commission) with respect to the companies' Written Response filed August 19, 2009, as set forth in your letter to Mr. Theodore F. Craver, Chairman of the Board, President & Chief
Executive Officer of Edison International, dated September 24, 2009.

For reference purposes, the text of your letter has been reproduced in this letter, with our responses appearing below each numbered comment.

Edison International

Form 10-K for Fiscal Year Ended December 31, 2008

Edison International (Consolidated) Results of Operations and Historical Cash Flow
Analysis, page 64

1.    We reviewed your response to comment number four in our letter dated July 14, 2009.
      In future filings please include the quantitative reconciliation of operating revenues to revenues from load requirements service contracts less PJM operating and ancillary charges discussed in footnote (10) on page 73.

      Response:

      The operating revenues from load requirements services contracts are prepared consistent with GAAP and are not adjusted for unrealized gains and losses.  The recorded revenue for load requirements services contracts is included in the table under Footnote 9 on page 73.  The average realized price/MWh is calculated by dividing operating revenues from load requirements services contracts determined in accordance with GAAP by the related generation (set forth in the statistical table on page 72).  Accordingly, we believe the disclosure is not a non-GAAP financial measure pursuant to the guidance set forth in Item 10(e) of Regulation S-K.

Notes to Consolidated Financial Statements, page 125

Note 14. Variable Interest Entities, page 185
Categories of Variable Interest Entities, page 186

2.    We reviewed your response to comment number 14 in our letter dated July 14, 2009.
      Please elaborate your response to address the following matters:

o     With the exception of U.S. Wind Force, we understand that you do not consolidate wind projects in the development stage under joint development arrangements with third-party development companies, but recognize project losses in excess of the joint developers' equity at risk.  Please explain to us how the project entities under other joint development arrangements are structured, summarize your evaluation to determine whether the development stage project entities are variable interest entities and, if applicable, the facts and circumstances that support a determination that you are not the primary beneficiary unless you acquire the projects.  In addition, describe the activities conducted under the joint development agreements and whether you are obligated to fund construction activities during the development phase.

o     You state that project earnings are allocated to minority interest holders based on their ownership percentage or using the prorated share that is anticipated to be earned over the life of the projects where cash is allocated using a method that will result in a deficiency in the event of liquidation.  Your disclosure in Note 12 on page 43 of Form 10-Q for the quarter ended June 30, 2009 states minority interest holders receive a higher allocation of income or losses after a minimum return is earned by EME.  Please describe to us in more detail the methodology used to allocate project earnings to minority interest holders.  To the extent relevant, address such matters as the equity structure of the project entities, significant terms of the investment agreements, including those related to allocation of income and losses and treatment of income tax attributes along with any other information your deem necessary.

      Response:

      Development Stage Activities

      The background information regarding joint development agreements is set forth in our letter dated August 19, 2009.  As indicated in our letter, the substance of several of our joint development agreements and accounting treatment is the same as EME paying a third party for services to conduct development.  The structure of these development activities is as follows:

o     The local developer forms a special purpose entity (generally referred to as a project company) to develop a project.
o     The local developer owns the majority interest in the project company during the development phase with EME obtaining a small minority interest.
o     EME and the project company enter into a loan agreement to fund the development of the project.

      EME funds development costs through the loan agreements and has no obligation to fund construction activities.  In addition, minimal equity contributions are provided by the owners.  Activities under the joint development agreements include site identification, permitting, evaluation of the wind resource, interconnection studies, turbine selection and economic feasibility.  In addition, development activities include efforts to obtain power purchase agreements with the local utility or other third parties.  The costs incurred during this phase are generally expensed.

      The project companies are variable interest entities under FIN 46R and do not have sufficient equity to support their activities.  EME development loans are considered variable interests and EME is the primary beneficiary. As a proxy for consolidation,
      EME fully reserves for loans to the project companies for development costs, which is classified as general and administrative expense in its consolidated financial statements.  The financial impact of this methodology is substantially the same as the consolidation of these entities and is considered more cost-effective.

      Allocation of Income to Minority Interest Holders

      Upon successful development of a project, EME and the joint developer will finalize a purchase price for EME's acquisition of the project.  The purchase price is then used, in part, by the local developer to repay the development loan. Depending on the commercial agreement, the local developer may also retain a small minority
      interest.   As a result of the acquisition, EME consolidates the project company.

      Subsequent to the acquisition, EME allocates income to the minority interest holders based on the ownership percentage, except in cases where profit and losses and cash are allocated using a method that will result in a deficiency in the event of liquidation (as is the case with Elkhorn Ridge described in our August 19, 2009 letter).  In these cases, earnings are allocated using the pro rata share that is anticipated to be earned over the life of the project.

      Other than Elkhorn Ridge, EME has a number of projects where the income allocation changes in the event that project returns exceed the minimum return established in the members' agreement.  For these projects, profits and losses for tax purposes and cash distributions are allocated in the same manner based on ownership interest.
      Project returns are dependent on a number of items, including amount of wind and turbine performance.  Based on conservative assumptions, EME's ownership interest is not expected to change over the estimated useful life of the project, or if such change were projected to occur, it would not occur until late in the project's expected life.  Accordingly, EME periodically reviews projected earnings to ensure that income is recognized appropriately.

Form 8-K filed August 7, 2009
Exhibit 99.1

3.    In future filings please disclose each of the reconciling items included in non-core items in the reconciliation of core earnings guidance to GAAP earnings guidance in a manner similar to the reconciliations of core earnings to GAAP earnings included in the Appendix.

      Response:

      Edison International will disclose each of the material items included in non-core earnings in the reconciliation of core earnings guidance to GAAP earnings guidance in future filings.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 62

4.    We note your response to comment 21 in our letter dated July 14, 2009.  Please provide us with your proposed expanded disclosure.

      Response:

      Below is the Companies' proposed expanded proxy disclosure for "Certain Relationships and Related Transactions."  Please note that this disclosure assumes that the
      Companies' current policies and procedures for the review, approval or ratification of transactions required to be reported under Item 404(a) of Regulation S-K do not change prior to the filing of the 2010 EIX/SCE Joint Proxy Statement.

                       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            It is the Companies' policy that the Nominating/Corporate Governance Committees of the EIX and SCE Boards of Directors review at least annually, and periodically as needed, any transaction in the prior calendar year or any proposed transaction between the company and a related person in which the amount involved exceeds
      $120,000 and the related person has a material interest.  A related person is generally a Director, a Director nominee, an Executive Officer, or a greater than 5%
      beneficial owner of any class of voting securities of the Companies, and their immediate family members.  This policy is stated in writing in the Charters of the
      EIX and SCE Nominating/Corporate Governance Committees of the Boards.

            The Committees' regular procedure is to obtain from management annually, and periodically as needed, a list of the transactions with related persons described above, and to review these transactions at a meeting held in advance of recommending
      Director nominations to the EIX and SCE Boards.  The list is based on information from questionnaires completed by the Companies' Directors, Director nominees, and
      Executive Officers, together with information obtained from the Companies' accounts payable and receivable records.  The Committees' procedure is evidenced in the minutes and records for the Committee meeting at which the review occurred.

      [Disclosure of the Companies' 2009 relationships and related transactions will be provided here]

In connection with our response to the comments of the Staff set forth herein, we acknowledge that:

o     Edison International is responsible for the adequacy and accuracy of the disclosure in their respective filings;
o     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o     Edison International may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the
      United States.

Should you have any questions or comments on the above responses, please advise us by letter or by calling me at (626)302-2278 or via e-mail at mark.clarke@edisonintl.com, or
Jeff Duran at (626)302-4513 or via e-mail at jeff.duran@sce.com.

Sincerely,

 /s/ Mark Clarke
____________________________
Mark Clarke
Vice President and Controller
Edison International